Exhibit (A) (17)
For Immediate Release-  National Circuit


Contact:                    George V. Hager, Jr. (610) 444-6350


           GENESIS ELDERCARE CORP. SUCCESSFULLY COMPLETES CASH TENDER
                             OFFER OF THE SHARES FOR
                          THE MULTICARE COMPANIES, INC.

         Kennett Square, PA--October 9, 1997--Genesis ElderCare Corp. today announced that its cash tender offer for all outstanding shares of common stock of The Multicare Companies, Inc. expired, as scheduled, at 7:00 pm, New York City time, on Wednesday, October 8, 1997. Based on information provided by the Depositary, a total of approximately 32,790,495 shares of The Multicare Companies, Inc. (or approximately 99.65% of the outstanding shares of Multicare) were validly tendered and not properly withdrawn pursuant to its cash offer for all outstanding shares of Multicare. Such share amount includes approximately 2,532,941 shares subject to guarantee of delivery.

         Genesis ElderCare Corp., through its subsidiary making the offer, has accepted for purchase all shares validly tendered and not properly withdrawn prior to the expiration of the offer.

         In the second step of the acquisition, Multicare will be merged with a subsidiary of Genesis ElderCare Corp., and each Multicare share not previously purchased in the tender offer will be converted into the right to receive $28.00 in cash pursuant to the terms of the tender offer. The merger will be completed as soon as practicable.

       Genesis ElderCare Corp. was formed by Genesis Health Ventures, Inc. (NYSE: GHV), The Cypress Group L.L.C and TPG Partners II, L.P. to acquire Multicare.